SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

--------------------------------

EMERITUS CORPORATION
(Name of Subject Company (Issuer))

EMERITUS CORPORATION
(Name of Filing Person (Offeror))

6.25% Convertible Subordinated
Debentures Due 2006 291005AA4
(Title of Class of Securities) (CUSIP Number of Class of Securities)
--------------------------------

Raymond R. Brandstrom

3131 Elliott Avenue, Suite 500

Seattle, WA 98121

(206) 298-2909

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

with a copy to:

Michael Stansbury, Esq.
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101
(206) 359-8000

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	Third-party tender offer subject to Rule 14d-1.

[X]	Issuer tender offer subject to Rule 13e-4.

[ ]	Going-private transaction subject to Rule 13e-3.

[ ]	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on October 18, 2005, as amended on November 8, 2005, (the "Statement") filed by Emeritus Corporation, a Washington corporation ("Emeritus"), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to issue 6.25% Convertible Subordinated Debentures Due 2008 (the "New Debentures") in the aggregate principal amount of $32,000,000 in exchange for an equal principal amount of 6.25% Convertible Subordinated Debentures due 2006 (the "Existing Debentures"), upon the terms and subject to the conditions set forth in the Offering Memorandum, dated October 18, 2005 (the "Offering Memorandum"), a copy of which was filed with the Statement as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which was filed with the Statement as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the "Exchange Offer"). The information set forth in the Exchange Offer is hereby incorporated by reference in response to all of the items of this Statement. References below to "Items" refer to Items of Regulation M-A.

Items 1 through 9 of the Statement, which incorporate by reference the information contained in the Offer to Purchase and Letter of Transmittal, are hereby amended as follows:

The Section of the Offering Memorandum entitled "Summary Consolidated Financial Data" is amended and restated as follows:

The summary data presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2004, are derived from the consolidated financial statements of Emeritus Corporation. The consolidated balance sheets as of December 31, 2004 and 2003, and consolidated statements of operations for each of the years in the three-year period ended December 31, 2004, are included in our Form 10-K for the fiscal year ended December 31, 2004.

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Total operating revenues	$289,617	$223,853	$317,935	$202,949	$150,923	$136,594	$121,689
Total operating expenses	284,857	210,840	318,015	193,627	148,521	130,464	123,491
Income (loss) from continuing operations	4,760	13,013	(80)	9,322	2,402	6,130	(1,802)
Net other expense	(11,122)	(27,350)	(40,263)	(16,089)	(9,104)	(10,953)	(20,360)
Income (loss) from continuing operations before income taxes	(6,362)	(14,337)	(40,343)	(6,767)	(6,702)	(4,823)	(22,162)
Provision for income taxes	(1,211)	(915)	(1,188)	(418)	—	—	—
Net Income (loss) from continuing operations	(7,573)	(15,252)	(41,531)	(7,185)	(6,702)	(4,823)	(22,162)
Income (loss) from discontinued operations	1,322	1,026	991	(896)	247	(199)	(798)
Net Income (loss)	(6,251)	(14,226)	(40,540)	(8,081)	(6,455)	(5,022)	(22,960)
Preferred stock dividends	(599)	(2,788)	(3,737)	(6,238)	(7,343)	(6,368)	(5,327)
Gain on repurchase of Series A preferred stock	—	—	—	14,523	—	—	—
Net income (loss) to common shareholders	$(6,850)	$(17,014)	$(44,277)	$204	$(13,798)	$(11,390)	$(28,287)

Basic income (loss) per common share:
Continuing operations	$(0.64)	$(1.71)	$(4.26)	$0.11	$(1.37)	$(1.10)	$(2.72)
Discontinued operations	0.10	0.10	0.09	(0.09)	0.02	(0.02)	(0.08)
	$(0.54)	$(1.61)	$(4.17)	$0.02	$(1.35)	$(1.12)	$(2.80)

Diluted income (loss) per common share:
Continuing operations	$(0.64)	$(1.71)	$(4.26)	$0.10	$(1.37)	$(1.10)	$(2.72)
Discontinued operations	0.10	0.10	0.09	(0.08)	0.02	(0.02)	(0.08)
	$(0.54)	$(1.61)	$(4.17)	$0.02	$(1.35)	$(1.12)	$(2.80)

Weighted average number of common shares outstanding:
Basic	12,690	10,564	10,623	10,255	10,207	10,162	10,117
Diluted	12.690	10,564	10,623	11,521	10,207	10,162	10,117

Consolidated Operating Data:
Communities in which we have an interest	182	181	181	175	180	133	135
Number of units	14,958	14,886	14,851	14,845	15,762	12,248	12,412

	September 30,		December 31,
	2005	2004	2004	2003	2002	2001	2000
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$25,531	$7,674	$10,748	$6,368	$7,301	$10,194	$7,496
Working capital (deficit)	(61,770)	(53,043)	(71,876)	(38,285)	(27,618)	(13,627)	(82,389)
Total assets	713,188	693,344	716,522	389,794	203,820	168,811	178,079
Long-term debt, less current portion	62,452	50,457	50,528	136,388	119,887	131,070	60,499
Capital lease and financing obligations, less current portion	614,775	586,048	614,046	215,324	40,949	—	—
Convertible debentures	32,000	32,000	32,000	32,000	32,000	32,000	32,000
Redeemable preferred stock	—	—	—	—	25,000	25,000	25,000
Shareholders’ deficit	(134,220)	(101,574)	(128,319)	(86,927)	(89,834)	(78,677)	(69,551)

The amount of the deficiency in the ratio of earnings to fixed charges for the nine months ended September 30, 2005, and for the year ended December 31, 2004 is $8.6 million and $39.6 million, respectively.

As of September 30, 2005, the Company had a stockholders’ deficit of $134.2 million and common stock issued and outstanding of 16.356 million shares.  The book deficit per share as of September 30, 2005 is $8.20.

The section of the Offering Memorandum entitled "Incorporation by Reference" is amended to include as an SEC filing incorporated by reference into the Offering Memorandum and the Statement the Quarterly Report on Form 10-Q for the fiscal quarter and nine-month period ended September 30, 2005, filed by Emeritus with the SEC on November 14, 2005.

ITEM 10.  FINANCIAL STATEMENTS

Item 1010(a) - Financial Information. The following financial statements and financial information are incorporated herein by reference:

(1)	the audited consolidated financial statements of Emeritus set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

(2)	the unaudited consolidated condensed financial statements of Emeritus set forth in its Quarterly Report on Form 10-Q for the fiscal quarter and nine month period ended September 30, 2005; and

(3)	the information set forth in the sections of the Offering Memorandum entitled "Selected Financial Consolidated Data" and "Pro Forma Effect of the Exchange Offer."

Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) can be obtained as provided in the sections of the Offering Memorandum entitled "Where You Can Find More Information" and "Incorporation by Reference"

Item 1010(b) - Pro Forma Information. The information set forth in the section of the Offering Memorandum entitled "Pro Forma Financial Information" is incorporated herein by reference.

Item 11 Additional Information

Item 1011(b) - Other material information. The information set forth in Items 1 through 9 above is incorporated herein by reference. On November 16, 2005, the Company issued a press release announcing the expiration time and date of the Exchange Offer has been extended to 5:00 p.m., Eastern time, on Tuesday, November 22, 2005. The press release is attached as exhibit (a)(9) hereto and incorporated herein by reference.

ITEM 12.  EXHIBITS

Exhibit Number	Description
(a) (1)*	Offering Memorandum, dated October 18, 2005
(a) (2)*	Form of Letter of Transmittal
(a) (3)*	Form of Notice of Guaranteed Delivery
(a) (4)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a) (5)*	Form of Letter to Clients
(a) (6)*	Press Release, dated July 6, 2005 (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated June 30, 2005 and incorporated herein by reference)
(a) (7)*	Press Release, dated October 18, 2005
(a) (8)*

Amended and Restated Agreement Regarding 6.25% Convertible Subordinated Debentures Due 2006, dated October 14, 2005, between the Company, Columbia Select, L.P. and Catalina General, L.P., Saratoga Partners IV, LP, Saratoga Management Company LLC, and Saratoga Coinvestment IV LLC. (Incorporated by reference to the indicated exhibit filed with the Company’s Current Report on Form 8-K dated October 14, 2005)

(a) (9)	Press Release, dated November 16, 2005
(d) (1)*

Indenture relating to the 6.25% Convertible Subordinated Debentures due 2006 dated February 15, 1996, between the registrant and Fleet National Bank ("Trustee") (Incorporated by reference to the indicated exhibit filed with the Company’s Annual Report on Form 10-K on March 29, 1996)

(d) (2)*	Form of Indenture relating to the 6.25% Convertible Subordinated Debentures due 2008, to be entered into by and between Emeritus Bioscience, Inc. and U.S.Bank, N.A., as Trustee.

* Previously filed

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Emeritus Corporation

By: /s/ Raymond R. Brandstrom

Raymond R. Brandstrom

Vice President of Finance, Chief FinancialOfficer and Secretary

Dated: November 16, 2005